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EXHIBIT 12
OWENS-ILLINOIS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of dollars, except ratios)

	Years ended December 31,
	2014	2013	2012	2011	2010
Earnings (loss) from continuing operations before income taxes	$218	$335	$328	$(396)	$426
Less: Equity earnings	(64)	(67)	(64)	(66)	(59)
Add: Total fixed charges deducted from earnings	238	242	257	320	260
Dividends received from equity investees	54	67	50	50	62

Earnings available for payment of fixed charges	$446	$577	$571	$(92)	$689

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$235	$239	$248	$314	$249
Portion of operating lease rental deemed to be interest	3	3	9	6	11

Total fixed charges deducted from earnings	$238	$242	$257	$320	$260

Ratio of earnings to fixed charges	1.9	2.4	2.2		2.7
Deficiency of earnings available to cover fixed charges				$412

E-1

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EXHIBIT 12 OWENS-ILLINOIS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of dollars, except ratios)